SUPPL

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549




08000533

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 3 Press releases dated January 14, 15 and 30
- 1 Euronext Paris Notice dated January 22
- 1 Disclosure of share buy-backs dated January 29

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris January 31, 2008
Name: Bruno de La Villarmois
Title: Relation Place

Encl.



RECEIVED

2008 FEB -4 A

Paris, January 30, 2008

2007 4th Quarter Revenue: €3 231 million,

+10.4% on a comparable basis

Continued acceleration in growth in 4th quarter 2007

Contacts:

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

4th quarter 2007 Revenue

In millions of euros	Q4 2006	Q4 2007	% change	Comparable
Gas & Services	2 440	2 602	+6.6%	+9.1%
Group Revenue	2 800	3 231	+15.4%	+10.4%*

** comparable : excluding exchange rate effects of -3.1%, natural gas of +0.6% and the Lurgi acquisition of +7.5%*

Full year 2007 Revenue

In millions of euros	2006	2007	% change	Comparable
Gas & Services	9 628	9 999	+3.8%	+7.1%
Group Revenue	10 949	11 801	+7.8%	+7.6%*

** comparable : excluding exchange rate effects of -3%, natural gas of 0% and the Lurgi acquisition of +3.2%*

Revenue growth for the Group **accelerated every quarter** during 2007. This growth was driven by **strong Hydrogen demand**, Large Industries **start-ups**, record revenues in **Electronics**, continued growth **in liquid volumes** and the development of our **Healthcare** business.

In the 4th quarter, **all our business lines and geographies contributed to this acceleration** with:

- Strong growth in Gas & Services in **Asia**, particularly in China
- Continued development in **Europe**, amplified by the acquisitions in **homecare** in the United Kingdom and Germany
- Good growth of our **American activities**, without any new start-ups during the period
- **acquisition of Lurgi** which strengthens the technology potential of the Group and its capacity to develop the Large Industries business.

The 2007 annual consolidated accounts will be published and commented on February 15, 2008 as planned.

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totalled **11 801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

www.airliquide.com

Revenue in millions of euros	**2007**	**Change 07/06**		**4th quarter 2007**	**Change 07/06**	
		as published	***comparable****		***as published***	***comparable****
Europe	**5 452**	*5.4%*	*5.8%*	**1 439**	*6.6%*	*6.3%*
Americas	**2 517**	*(2.0%)*	*4.6%*	**628**	*2.0%*	*8.1%*
Asia-Pacific	**1 851**	*7.9%*	*14.5%*	**490**	*13.5%*	*19.1%*
Middle East and Africa	**179**	*2.8%*	*12.0%*	**45**	*5.3%*	*10.2%*
Gas and Services	**9 999**	***3.8%***	***7.1%***	**2 602**	***6.6%***	***9.1%***
Industrial Merchant	**4 439**	*1.7%*	*4.8%*	**1 128**	*1.7%*	*4.3%*
Large Industries	**3 024**	*3.5%*	*7.1%*	**799**	*8.9%*	*10.6%*
Electronics	**944**	*9.3%*	*16.6%*	**250**	*18.7%*	*26.2%*
Healthcare	**1 592**	*7.7%*	*8.7%*	**425**	*9.8%*	*10.4%*

** comparable : excluding exchange rate effects, natural gas and Lurgi acquisition.*

Revenue by business

Million €

	2006		2007	
	4th Quarter	Full Year	4th Quarter	Full Year
GAS & SERVICES	**2,440.2**	**9,628.0**	**2,601.8**	**9,998.5**
Industrial Merchant	*1,109.1*	*4,364.2*	*1,127.9*	*4,438.3*
Large Industries	*733.0*	*2,921.7*	*798.4*	*3,024.0*
Electronics	*211.0*	*863.6*	*250.4*	*944.2*
Healthcare	*387.1*	*1,478.5*	*425.1*	*1,592.0*
AL WELDING	**158.6**	**562.7**	**158.3**	**597.8**
OTHER ACTIVITIES	**83.8**	**378.0**	**81.2**	**373.8**
Chemicals	*50.8*	*226.2*	*50.6*	*226.8*
Sundry	*32.3*	*149.2*	*29.8*	*144.8*
Holding	*0.7*	*2.6*	*0.8*	*2.2*
ENGINEERING/CONSTRUCTION	**117.7**	**380.0**	**390.1**	**831.1**
TOTAL	**2,800.3**	**10,948.7**	**3,231.4**	**11,801.2**

Revenue by regions

Million €

2007: Full Year	Europe	Americas	Asia Pacific	Middle-East Africa	TOTAL
GAS & SERVICES	5,451.8	2,516.9	1,851.3	178.5	9,998.5
AL WELDING	597.8				597.8
OTHER ACTIVITIES	296.8	71.6	5.4		373.8
Sub/total excluding Eng/Construc.	6,346.4	2,588.5	1,856.7	178.5	10,970.1
ENGINEERING/CONSTRUCTION	539.0	182.8	109.3		831.1
TOTAL	6,885.4	2,771.3	1,966.0	178.5	11,801.2

2006: Full Year	Europe	Americas	Asia Pacific	Middle- East Africa	TOTAL
GAS & SERVICES	5,171.2	2,568.3	1,715.0	173.5	9,628.0
AL WELDING	562.7				562.7
OTHER ACTIVITIES	302.5	69.7	5.8		378.0
Sub/total excluding Eng/Construc.	6,036.4	2,638.0	1,720.8	173.5	10,568.7
ENGINEERING/CONSTRUCTION	172.7	55.2	131.7	20.4	380.0
TOTAL	6,209.1	2,693.2	1,852.5	193.9	10,948.7






AIR LIQUIDE

Paris, 15 January 2008

SOXAL develops key hydrogen business in Singapore

Contacts:

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Soxal
Ivan Cheong
+ 65 64 96 59 05

Singapore is the world third-largest center of oil refining and, in the frame of Kyoto Protocol, has committed itself to contributing to the environment.

Singapore Oxygen Air Liquide Pte Ltd (SOXAL), a fully owned subsidiary of Air Liquide, **has signed a long term contract to supply hydrogen to Neste Oil's Renewable Diesel plant in Singapore.** In order to meet Neste Oil's industrial gas requirements, **SOXAL will invest approximately €125 million** to build, own and operate **a new world-scale Steam Methane Reformer (SMR) on Jurong Island.** This unit is expected to start up in 2010 and will produce about 100,000 Nm3 per hour of hydrogen.

Besides supporting Neste Oil's new facility, SOXAL's SMR will also serve **existing and future petrochemical customers located on Jurong Island and Tuas through an extensively integrated Hydrogen Pipeline Network.** This will add reliability to Air Liquide existing and new customers by connecting them to the **largest hydrogen pipeline network in Singapore.**

This new hydrogen unit represents **the SOXAL's biggest and the fifth significant investment into the gas infrastructure of Jurong Island**, having already invested three Air Separation Units at Pulau Ayer Merbau and Pulau Ayer Chawan, one HyCO unit at Sakra, and another new 1,200 tonnes per day Air Separation Unit at Pulau Ayer Merbau currently under construction.

With respect to hydrogen, over the past three years, **Air Liquide has increased its worldwide production capacity of its hydrogen systems by more than 50 percent.**

Jean-Pierre Duprieu, Senior Vice-President, Asia-Pacific region, member of the Executive Committee of the Air Liquide Group, said: ***"These investments represent SOXAL's commitment to our petrochemical customers in terms of reliability and system capability, today and for the future. As a worldwide leader in the hydrogen market, we are actively applying our best technologies and expertise to help our refinery and chemical customers around the world improve their process efficiencies and meet their environmental responsibilities.***

Less than one year after the completion of the full acquisition of SOXAL by Air Liquide, this success enables us to significantly reinforce our positions in South-East Asia and capitalize on growth in economies clustered around the industrial hub of Singapore."

SOXAL

Air Liquide, operating in Singapore since 1917 through Far East Oxygen, an entity which was integrated into **SOXAL** *(Singapore Oxygen Air Liquide)* in 1975, has made significant investments in Singapore, considering it to be a key market through which to capitalize on South-East Asia's dynamic growth.

SOXAL, the **leader in the Singapore market**, employing **600 people** recognized for their high levels of expertise, supplies gas and services to numerous semiconductor manufacturing facilities as well as to the petrochemical facilities on Jurong Island, an international refining platform which is expanding regularly.

SOXAL combines good current economic performance with strong prospects for future growth.

SOXAL became a 100% affiliate of Air Liquide in April 2007. It is the largest and leading industrial gas company in South-east Asia.


SOXAL

FILE NO. 82-5224

Air Liquide and Hydrogen production

Air Liquide operates **around 200 hydrogen production units around the world**, of which 50 are large units. Its pipeline networks serve large customers in several industrial basins: Gulf Coast and the lower Mississippi River in the U.S., Antwerp/Rotterdam (Benelux), Rhein/Ruhr (Germany), Korea, Thailand, Singapore and China.

Air Liquide is **one of the world's principal producers of hydrogen**, with a turnover of **830 million euros** in 2006. This figure should reach **1 billion euros in 2008.**


Republic of Singapore
Jurong Industrial Estate
AIR LIQUIDE
Jurong Island
N

Hydrogen market

Hydrogen is today **mainly used to reduce the sulfur content in automotive fuels and thus reduce polluting emissions.** Hydrogen is also necessary to process **heavy crude oil into useable fuels**. The demand for hydrogen is driven by the need for refiners to expand production and comply with environmental regulations being progressively introduced around the world. It is also widely use by the **chemical industry**.

*With nearly **40,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*






AIR LIQUIDE

Paris, 14 January 2008

Reducing carbon dioxide emissions using oxy-combustion processes

Contacts:

Corporate Communication
Anne Lechevranton
+ 33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Research & Development
Nathalie Simon de Kergunic
+ 33(0)1 39 07 64 11

Oxy-combustion

uses **oxygen** instead of air notably **for coal,** which produces a flue gas of **relatively pure CO_2 ready for capture, storage or direct use.** Air Liquide's teams contribute their know-how and expertise in oxy-combustion in a number of applications such as fossil fuel energy production, metals, glass and cement manufacturing.

Air Liquide has **developed highly specialized expertise** in the oxy-combustion field, with **over 800 combustion patents** to its credit.

Oxy-combustion research is part of the company's **axes of innovation** *"for a sustainable environment"*, in addition to *"developing a healthier life"* and a *"communicating world"*.

Air Liquide is taking part in several large-scale research projects in Europe and in North America, **testing processes that use oxygen (so-called "oxy-combustion") to minimize carbon dioxide (CO_2) emissions from industry.** Some of the projects also involve **testing technologies that capture CO_2 from the exhaust gas after combustion.**

Oxy-combustion is a promising solution for reducing the intensity of CO_2 emissions from traditional industrial activities such as coal-fired power plants, blast furnaces and cement plants. Using **oxygen (instead of air) for the combustion of coal or other fuels**, results in exhaust gases of **relatively pure CO_2 that is ready for capture, storage or direct use** (e.g. for enhanced oil recovery). Air Liquide provides **oxygen, engineering and combustion expertise**, as well as equipment for the safe and efficient handling of the oxygen used during testing.

In **Europe**, Air Liquide is a partner with TOTAL in the Lacq Project in southern France, which aims to demonstrate the feasibility of CO_2 capture and storage in depleted natural gas fields. The project involves the revamping of an existing 30 MW boiler, so that it can be used for oxy-combustion. In addition to providing proprietary burners for the project, Air Liquide will supply TOTAL with **oxygen** (some **240 tonnes per day) from an on-site unit.**

In **North America**, at the Babcock & Wilcox Power Generation Group, Inc. (B&W PGG) *Clean Environment Development Facility* in Alliance, Ohio, B&W PGG and Air Liquide successfully operated a 30 MW unit in full oxy-combustion mode (a world record thus far). After the next phase of testing, which will use different types of coal (sub-bituminous, lignite and Powder River Basin coal) and novel plant designs, Air Liquide and B&W PGG intend to implement the technology at a larger demonstration plant where more than one million tonnes of CO_2 could be captured in a single year.

Commented François Darchis, Senior Vice-President Air Liquide Group, in charge of R&D, and member of the Executive Committee: ***"These partnerships demonstrate our commitment to make cleaner energy a reality. Globally, oxy-combustion will become an indispensable technique for reducing CO_2 emissions from coal and other fuels combustion. Air Liquide is proud to take part in research and development programs such as these. We are doing our part to help the global industrial community reduce its carbon footprint."***

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon and rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmospheres for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry and hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


AIR LIQUIDE

information



Paris, January 29, 2008

Disclosure of share buy-back transactions made by Air Liquide on its own shares between January 21 to 28, 2008 and total to date for 2008

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
January 21	150,000	89.71 €	13,456,500 €
January 22	200,000	88.25 €	17,650,000 €
January 23	200,000	88.41 €	17,683,800 €
January 28	100,000	89.83 €	8,983,350 €
Total period	650,000	92.25 €	57,773,650 €

Annual cumul	Number of shares	Weighted average price	Total amount €
January 1st to December 31	**650,000**	**92.25 €**	57,773,650 €

****

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Investor Relations
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 50**

www,airliquide,com

FILE NO. 82-5224

NOTICES



CORPORATE EVENT NOTICE: Augmentation du nombre d'actions en circulation
L'AIR LIQUIDE

PLACE:	Paris
AVIS N° :	PAR_20080122_00316_EUR
DATE:	22/01/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 68.370 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 24/01/2008.

Ancien nombre de titres en circulation:	238.844.710
Nombre de titres à admettre:	68.370
Nouveau nombre de titres en circulation:	238.913.080
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE: Increase of the number of outstanding shares
L'AIR LIQUIDE

LOCATION:	Paris
NOTICE:	PAR_20080122_00316_EUR
DATE:	22/01/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

68.370 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 24/01/2008:

Old number of outstanding shares:	238.844.710
Number of shares to be listed:	68.370
New number of outstanding shares:	238.913.080
Reason:	Exercise of option



FILE NO. 82-5224

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

END